UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-40529

Missfresh Limited

(Registrant’s name)

3rd Floor, Block A, Vanke Times Center

No. 9 Wangjing Street

Chaoyang District, Beijing 100016

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MISSFRESH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31,	June 30,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,060,969	61,340	9,158
Restricted cash	35,702	60,370	9,012
Short-term investments	843,982	219,718	32,803
Accounts receivable, net	92,386	28,033	4,185
Inventories, net	149,532	38,929	5,812
Prepayments and other current assets	274,895	267,500	39,937
Held-For-Sale	-	18,000	2,687
Total current assets	2,457,466	693,890	103,594
Non-current assets
Long-term investments	62,885	62,507	9,332
Operating lease right-of-use assets, net	648,283	65,627	9,798
Property and equipment, net	231,873	28,908	4,316
Intangible assets, net	18,011	2,038	304
Goodwill	5,835
Other non-current assets	29,125	-	-
Total non-current assets	996,012	159,080	23,750
Total assets	3,453,478	852,970	127,344

LIABILITIES
Current liabilities
Short-term borrowings	936,207	8,309	1,241
Accounts payable	1,605,734	1,457,968	217,669
Deferred revenue	167,636	125,797	18,781
Accrued expenses and other current liabilities	298,050	327,507	48,896
Operating lease liabilities, current	291,670	10,497	1,567
Total current liabilities	3,299,297	1,930,078	288,154
Non-current liabilities
Operating lease liabilities, non-current	289,837	53,812	8,034
Other non-current liabilities	24,930	22,494	3,358
Total non-current liabilities	314,767	76,306	11,392
Total liabilities	3,614,064	2,006,384	299,546

SHAREHOLDERS’ DEFICIT
Class A Ordinary shares (US $0.0001 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 86,383,174 and 86,383,174 shares issued and outstanding as of December 31, 2021 and June 30, 2022)	59	59	9
Class B Ordinary shares (US$ 0.0001 par value, 4,700,000,000 and 4,700,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 619,971,303 and 620,277,303 shares issued and outstanding as of December 31, 2021 and June 30, 2022)	389	389	58
Additional paid-in capital	13,434,494	13,487,367	2,013,611
Accumulated deficit	(13,532,814)	(14,628,961)	(2,184,046)
Accumulated other comprehensive loss	(71,602)	(63,567)	(9,493)
Total Missfresh Limited Shareholders’ (deficit)/equity	(169,474)	(1,204,713)	(179,861)
Non-controlling interest	8,888	51,299	7,659
Total Shareholders’ (deficit)/equity	(160,586)	(1,153,414)	(172,202)
Total Liabilities and Shareholders' (deficit)/equity	3,453,478	852,970	127,344

MISSFRESH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the six months ended
	June 30,	June 30，
	2021	2022
	RMB	RMB	US$
Net revenues
Sales of products through online platforms	2,969,594	2,627,355	392,254
Other revenues	41,805	36,176	5,401
Total net revenues	3,011,399	2,663,531	397,655
Cost of revenues	(2,662,268)	(2,147,307)	(320,584)
Fulfillment expenses(1)	(985,436)	(697,655)	(104,157)
Sales and marketing expenses(1)	(486,843)	(125,834)	(18,787)
General and administrative expenses(1)	(483,317)	(311,843)	(46,557)
Technology and content(1)	(488,623)	(138,637)	(20,698)
Total cost and operating expenses	(5,106,487)	(3,421,276)	(510,783)
Loss from operations	(2,095,088)	(757,745)	(113,128)
Other income/(expense), net	3,813	(91,392)	(13,644)
Change in fair value of options and embedded conversion feature	79,386	-	-
Interest expense, net	(31,763)	(45,548)	(6,800)
Loss on disposal of subsidiary or business	-	(206,242)	(30,791)
Share of results of equity investees	(396)	(377)	(56)
Loss before income tax expenses	(2,044,048)	(1,101,304)	(164,419)
Income tax expenses	(17)	(97)	(14)
Net loss	(2,044,065)	(1,101,401)	(164,433)
Net loss attributable to non-controlling interests shareholders	(457)	5,255	785
Net loss attributable to Missfresh Limited	(2,044,522)	(1,096,146)	(163,648)
Accretion of convertible redeemable preferred shares to redemption value	(317,976)	-	-
Net loss attributable to ordinary shareholders of Missfresh Limited	(2,362,498)	(1,096,146)	(163,648)
Shares used in calculating loss per share:
Weighted average number of ordinary shares:
Basic and diluted	124,884,733	706,542,134	706,542,134
Net loss per share attributable to ordinary shareholders of Missfresh Limited
Net loss per share-Basic and diluted	(18.92)	(1.55)	(0.23)

	For the six months ended
	June 30,	June 30，
	2021	2022
	RMB	RMB	US$
(1) Share-based compensation expenses included are as follows
Fulfillment expenses	7,010	25	4
Sales and marketing expenses	46,500	565	84
Technology and content	303,898	32,900	4,912
General and administrative expenses	267,973	17,412	2,600
Total	625,381	50,902	7,600

MISSFRESH LIMITED

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the six months ended
	June 30,	June 30，
	2021	2022
	RMB	RMB	US$
Loss from operations	(2,095,088)	(757,745)	(113,128)
Add: Share-based compensation expenses	625,381	50,902	7,600
Non-GAAP Loss from operations	(1,469,707)	(706,843)	(105,528)

Net Loss	(2,044,065)	(1,101,401)	(164,433)
Add: Share-based compensation expenses	625,381	50,902	7,600
Less: Change in fair value of options and embedded conversion feature	(79,386)	-	-
Non-GAAP net loss	(1,498,070)	(1,050,499)	(156,833)

Net loss attributable to ordinary shareholders of Missfresh Limited	(2,362,498)	(1,096,146)	(163,648)
Add: Share-based compensation expenses	625,381	50,902	7,600
Less: Change in fair value of options and embedded conversion feature	(79,386)	-	-
Add: Accretion of convertible redeemable preferred shares to redemption value	317,976	-	-
Non-GAAP net loss attributable to ordinary shareholders of Missfresh Limited	(1,498,527)	(1,045,244)	(156,048)

Shares used in calculating loss per share:
Weighted average number of ordinary shares:
Basic and diluted	124,884,733	706,542,134	706,542,134
Non-GAAP net loss per share attributable to ordinary shareholders of Missfresh Limited
Non-GAAP net loss per share-Basic and diluted	(12.00)	(1.48)	(0.22)

MISSFRESH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the six months ended
	June 30,	June 30，
	2021	2022
	RMB	RMB	US$
Net Cash used in Operating Activities	(1,287,568)	(36,961)	(5,518)
Net Cash provided by/ (used in) Investing Activities	(67,237)	-	-
Net Cash provided by Financing Activities	3,768,944	(927,899)	(138,532)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(7,193)	(10,100)	(1,509)
Net increase in cash, cash equivalents and restricted cash	2,406,946	(974,960)	(145,559)

Cash, cash equivalents and restricted cash at beginning of the period	922,382	1,096,670	163,729

Cash, cash equivalents and restricted cash at end of the period	3,329,328	121,710	18,170

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this announcement, were made at a rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 as certified for customs purposes in the H.10 statistical release of the Federal Reserve Board. Missfresh Limited (the “Company”) makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Recent Development

As previously disclosed in the Form 6-K furnished with the SEC on July 29, 2022, the Company had to adopt significant adjustments to its business strategy to ensure the Company’s sustainability, including a temporary shutdown of its on-demand Distributed Mini Warehouse (“DMW”) retail business and staff optimization. The on-demand DMW retail business contributed approximately 90% of the Company’s total net revenue for the year ended December 31, 2021. As a result, these significant adjustments have had a material and adverse impact on the Company’s business, financial performance, reputation and prospects. Subsequently, the Company also decided to shut down its Next-Day Delivery Business Unit. As of the date hereof, the Company still has not decided whether it will re-open its on-demand DMW retail business. This decision will depend on developments in the Company’s financing and business operations.

In the future, the Company plans to further adjust its business strategy to transition to an integrated online and offline platform, driving and upgrading the digitalization of China’s neighborhood retail industry, by leveraging its extensive market know-how on the grocery supply chain ecosystem and pioneering technological innovations.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss per share, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America. The company defines non-GAAP loss from operations as loss from operations excluding share-based compensation. The company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation, change in fair value of options and embedded conversion feature, accretion of convertible redeemable preferred shares to redemption value, and accretion of convertible redeemable non-controlling preferred shares to redemption value. Non-GAAP basic net loss per share is calculated by dividing non-GAAP net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net loss per share is calculated by dividing non-GAAP net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP loss from operations, non-GAAP net loss, and non-GAAP net loss attributable to ordinary shareholders reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: adverse changes in general economic or market conditions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which Missfresh or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; impact of the COVID-19 pandemic; natural disasters and geopolitical events; and intensity of competition. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Missfresh Limited

	By:	/s/ Zheng Xu
	Name:	Zheng Xu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: December 29, 2022